# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARKO Corp., CIK 0001823794
CUSIP: 041242108
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 8565 Magellan Parkway,, Suite 400, Richmond, Virginia (VA), 23227
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-000972
Filed by CIK 0001622921

## Reporting persons
- HARVEST PARTNERS STRUCTURED CAPITAL FUND, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,481,512; sole dispositive power 0; shared dispositive power 7,481,512; aggregate amount beneficially owned 7,481,512 (6.5% of the class)
- GPM HP SCF Investor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,481,512; sole dispositive power 0; shared dispositive power 7,481,512; aggregate amount beneficially owned 7,481,512 (6.5% of the class)
  Comment: (Limited Liability Company)
- GPM HP SCF Member, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,481,512; sole dispositive power 0; shared dispositive power 7,481,512; aggregate amount beneficially owned 7,481,512 (6.5% of the class)
  Comment: (Limited Liability Company)
- Harvest Associates SCF, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,481,512; sole dispositive power 0; shared dispositive power 7,481,512; aggregate amount beneficially owned 7,481,512 (6.5% of the class)
- Harvest Associates SCF GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,481,512; sole dispositive power 0; shared dispositive power 7,481,512; aggregate amount beneficially owned 7,481,512 (6.5% of the class)
- Harvest Partners Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,481,512; sole dispositive power 0; shared dispositive power 7,481,512; aggregate amount beneficially owned 7,481,512 (6.5% of the class)
  Comment: (Limited Liability Company)
- Harvest Capital Partners Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,481,512; sole dispositive power 0; shared dispositive power 7,481,512; aggregate amount beneficially owned 7,481,512 (6.5% of the class)
- HP Holding, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,481,512; sole dispositive power 0; shared dispositive power 7,481,512; aggregate amount beneficially owned 7,481,512 (6.5% of the class)
  Comment: (Limited Liability Company)

## Item 1. Issuer
Name of issuer: ARKO Corp.
Address of issuer's principal executive offices: 8565 Magellan Parkway, Suite 400, Richmond, VA, 23227

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

GPM HP SCF Investor, LLC
GPM HP SCF Member, LLC
Harvest Partners Structured Capital Fund, L.P.
Harvest Associates SCF, L.P.
Harvest Associates SCF GP, L.P.
Harvest Partners Holdings, LLC
Harvest Capital Partners Holdings, L.P.
HP Holding, L.L.C.
Address of principal business office or, if none, residence: The address for each of the Reporting Persons is c/o Harvest Partners, LP, 280 Park Avenue, 26th Floor West, New York, NY, 10017.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference to this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of December 31, 2024, based upon 115,771,318 shares of Common Stock outstanding as of November 5, 2024, based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

GPM HP SCF Investor, LLC is the record holder of the shares of Common Stock reported herein.

HP Holding, L.L.C. is the general partner of Harvest Capital Partners Holdings, L.P., which is the managing member of Harvest Partners Holdings, LLC, which is the general partner of Harvest Associates SCF GP, L.P., which is the general partner of Harvest Associates SCF, L.P., which is the general partner of Harvest Partners Structured Capital Fund, L.P., which is the managing member of GPM HP SCF Member, LLC, which is the managing member of GPM HP SCF Investor, LLC. HP Holding, L.L.C. is controlled by its voting members Michael DeFlorio, Ira Kleinman, Thomas Arenz and Stephen Eisenstein. Accordingly, each of the Reporting Persons may be deemed to share beneficial ownership of the securities held of record by GPM HP SCF Investor, LLC.
Percent of class: 6.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,481,512
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,481,512

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1622921/000119312521000972/d10093dex991.htm

## Signatures
- HARVEST PARTNERS STRUCTURED CAPITAL FUND, L.P.: By: Harvest Associates SCF, L.P., its general partner, By: Harvest Associates SCF GP, L.P., its general partner, By: /s/ Michael DeFlorio, Michael DeFlorio, Authorized Signatory (02/10/2025)
- GPM HP SCF Investor, LLC: By: GPM HP SCF Member, LLC, By: Harvest Partners Structured Capital Fund, L.P., By: Harvest Partners Associates SCF, L.P., By: /s/ Michael DeFlorio, Michael DeFlorio, Authorized Signatory (02/10/2025)
- GPM HP SCF Member, LLC: By: Harvest Partners Structured Capital Fund, L.P., managing member, By: Harvest Partners Associates SCF, L.P., By: /s/ Michael DeFlorio, Michael DeFlorio, Authorized Signatory (02/10/2025)
- Harvest Associates SCF, L.P.: /s/ Michael DeFlorio, Michael DeFlorio, Authorized Signatory (02/10/2025)
- Harvest Associates SCF GP, L.P.: By: Harvest Partners Holdings, LLC, its general partner, By: /s/ Michael DeFlorio, Michael DeFlorio, Authorized Signatory (02/10/2025)
- Harvest Partners Holdings, LLC: /s/ Michael DeFlorio, Michael DeFlorio, Authorized Signatory (02/10/2025)
- Harvest Capital Partners Holdings, L.P.: By: HP Holding, L.L.C., its general partner, By: /s/ Michael DeFlorio, Michael DeFlorio, Authorized Signatory (02/10/2025)
- HP Holding, L.L.C.: /s/ Michael DeFlorio, Michael DeFlorio, Authorized Signatory (02/10/2025)